SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EARNINGS RELEASE 4Q25 and 2025

SUMMARY

1. KEY INDICATORS	5
2. EXECUTIVE SUMMARY	6
3. GLOBAL PETROCHEMICAL INDUSTRY	7
4. PERFORMANCE BY SEGMENT	8
4.1 BRAZIL/SOUTH AMERICA	8
4.2 UNITED STATES & EUROPE	15
4.3 MEXICO	18
5. CONSOLIDATED FINANCIAL OVERVIEW	25
5.1 CONSOLIDATED REVENUE	25
5.2 COST OF GOODS SOLD (COGS)	26
5.3 OTHER REVENUE (EXPENSES), NET	26
5.4 RECURRING EBITDA	27
5.5 CONSOLIDATED FINANCIAL RESULT	28
5.6 NET INCOME (LOSS)	29
5.7 2025 INVESTMENTS	29
5.8 2026 INVESTMENTS	30
5.9 CASH GENERATION	30
5.10 DEBT MATURITY PROFILE AND RATING	31
6. STRATEGY	33
7. CAPITAL MARKETS	35
7.1 STOCK PERFORMANCE	35
7.2 PERFORMANCE OF CORPORATE DEBT SECURITIES	37
8. LIST OF ANNEXES	37

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EARNINGS RELEASE 4Q25 and 2025

FORWARD-LOOKING STATEMENTS

This Earnings Release may contain forward-looking statements. These statements are not historical facts and are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan,” “aim” and other similar expressions, when referring to the Company, are used to identify forward-looking statements.

Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro goals disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions, operating factors, and availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the geological event in Alagoas and related legal proceedings and unprecedented impacts on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Earnings Release is not an offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offering of securities carried out in Brazil will be made by means of a prospectus that may be obtained from Braskem and which will contain detailed information on Braskem and management, as well as its financial statements.

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EARNINGS RELEASE 4Q25 and 2025

BRASKEM S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the largest resin producer in the Americas and the global leader in biopolymers, announces its schedule for the release of results for the fourth quarter of 2025 and for 2025, as detailed below.

Conference Call

Portuguese (original audio) with simultaneous translation into English

March 27, 2026 (Friday)

Time: 11:00 a.m. Brasilia | 10:00 a.m. US ET | 2:00 p.m. London

Zoom Link: Click Here

Investor Relations Channels

Investor Relations Website: www.braskem-ri.com.br

IR mailbox: braskem-ri@braskem.com.br

Phone number: +55 (11) 3576-9531

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EARNINGS RELEASE 4Q25 and 2025

Braskem records Recurring EBITDA of US$109 million in 4Q25

In the quarter, the establishment of the Special Sustainability Program for the Chemical Industry (“PRESIQ”) stands out, an essential program for the perpetuity of the Brazilian chemical and petrochemical sector

1.	KEY INDICATORS

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EARNINGS RELEASE 4Q25 and 2025

2.	EXECUTIVE SUMMARY

In 4Q25, the dynamics of the petrochemical industry continued to be affected by external uncertainties, including geopolitical conflicts and the tariff war, which, combined with the seasonality of the period, further pressured chemical and petrochemical spreads in the international market.

In the Brazil/South America segment, the average utilization rate of the petrochemical complexes was lower (-6 p.p.), mainly due to the scheduled shutdown at the Bahia petrochemical complex and the adjustment of production to the seasonality of the period, affecting sales of resins and chemicals in the Brazilian market. The segment’s recurring EBITDA was US$143 million, a 30% reduction compared to 3Q25.

In the United States and Europe segment, the utilization rate was also lower (-8 p.p.) compared to 3Q25, mainly due to scheduled shutdowns at European plants and inventory optimization in both regions. The lower sales volume in the segment is primarily explained by the reduced product availability during the period. The segment’s recurring EBITDA was negative at US$32 million.

In Mexico, the utilization rate was higher (+38 p.p.) compared to 3Q25 due to operational normalization following the general maintenance shutdown completed in the previous quarter, along with a higher supply of imported ethane in the period. The segment’s recurring EBITDA was US$ 11 million.

In this context, consolidated recurring EBITDA was US$ 109 million (R$ 589 million), lower than in 3Q25 and 4Q24, due to the continuation of the prolonged downcycle in the global industry.

Corporate gross debt ended the quarter at US$ 9.4 billion, with a cash position of US$ 2.1 billion. Corporate leverage reached 14.74x, reflecting the lower EBITDA of the quarter.

Finally, during the quarter and aligned with the competitiveness defense program for the Brazilian chemical industry, the following were highlighted: (i) the publication of Law No. 15,294/25 in December 2025, which establishes PRESIQ (“Special Sustainability Program for the Chemical Industry”), effective from January 1, 2027, to December 31, 2031, under industrial and investment modalities; and (ii) the publication of Complementary Law No. 228 in March 2026, increasing the benefit of the Special Regime for the Chemical Industry (“REIQ”) from 0.73% to 5.8%.

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EARNINGS RELEASE 4Q25 and 2025

3.	GLOBAL PETROCHEMICAL INDUSTRY

International References[1] (US$/ton)	4Q25 (A)	3Q25 (B)	4Q24 (C)	Chg. (A)/(B)	Chg. (A)/(C)	2025 (D)	2024 (E)	Chg. (D)/(E)
Brent (US$/bbl)	64	69	75	-8%	-15%	69	81	-14%
Natural Gas (US$/MMBtu)	3.75	3.03	2.46	24%	53%	3.53	2.22	59%
Brazil								
Prices								
Naphtha	520	558	627	-7%	-17%	567	657	-14%
Ethane	197	172	163	15%	21%	188	141	33%
Propane	326	358	409	-9%	-20%	390	405	-4%
Resins (i)	793	870	924	-9%	-14%	879	973	-10%
PE US	825	915	956	-10%	-14%	926	1,029	-10%
PP Asia	797	868	942	-8%	-15%	880	961	-8%
PVC Asia	648	690	745	-6%	-13%	685	774	-12%
Main Chemicals (ii)	846	918	962	-8%	-12%	920	1,062	-13%
Caustic Soda US	385	406	502	-5%	-23%	426	421	1%
EDC US	77	75	136	3%	-43%	124	232	-47%
Spreads								
Resins (i)	**308**	**355**	**364**	**-13%**	**-15%**	**358**	**381**	**-6%**
PE US (iii)	350	408	389	-14%	-10%	408	440	-7%
PP Asia	276	309	315	-11%	-12%	313	304	3%
PVC Asia (iv)	286	323	338	-12%	-15%	280	278	1%
PVC Spread Par (v)	226	264	399	-15%	-43%	278	348	-20%
Main Chemicals (vi)	**326**	**360**	**335**	**-9%**	**-3%**	**353**	**405**	**-13%**
USA & Europe								
PP US	1,121	1,238	1,363	-9%	-18%	1,270	1,526	-17%
PP Europe	1,255	1,334	1,380	-6%	-9%	1,337	1,444	-7%
Average Price - US and Europe (vii)	**1,158**	**1,265**	**1,368**	**-8%**	**-15%**	**1,461**	**1,503**	**-3%**
Propylene Polymer Grade US	680	797	922	-15%	-26%	829	1,085	-24%
Propylene Polymer Grade Europe	1,150	1,178	1,144	-2%	1%	1,169	1,185	-1%
Average Price - Raw Material (viii)	**811**	**904**	**984**	**-10%**	**-18%**	**925**	**1,113**	**-17%**
PP US Spread	441	441	441	0%	0%	441	441	0%
PP Europe Spread	105	155	236	-33%	-56%	168	258	-35%
PP US and Europe - Average Spread	**347**	**361**	**383**	**-4%**	**-10%**	**365**	**390**	**-6%**
Mexico								
PE US (1)	822	895	942	-8%	-13%	908	1,035	-12%
Ethane US (2)	197	172	163	15%	21%	188	141	33%
Spread (1-2)	**625**	**724**	**779**	**-14%**	**-20%**	**720**	**894**	**-19%**

[1]Source: External consulting (Spot Price)

(i)PE US (54%), PP Asia (33%) e PVC Asia (13%)

(iii) PE US -Naphtha (82%)+ (PE US - 0,5*Ethane - 0,5*Propane)(18%)

(iv) PVC Asia - (0,832 EDC US+0,23 Ethylene Europe

(v) PVC Asia + (0.685*Soda US) - (0.48*Ethylene Europe) - (1.014*Brent)

(vi) Main Chemicals - Naphtha

(vii) PP USA (72%) and PP Europe (28%)

(viii) Propylene USA (72%) and Propylene Europe (28%)

For more information on the petrochemical scenario during the quarter, see Annex 9.1.

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EARNINGS RELEASE 4Q25 and 2025

4.	PERFORMANCE BY SEGMENT
4.1	BRAZIL/SOUTH AMERICA

In 4Q25, the average spread of resins and key chemicals in the international market was lower (-13% and -9%, respectively) compared to 3Q25, mainly influenced by the prolonged petrochemical downcycle.

In this context, the total sales volume of resins and key chemicals was lower than in 3Q25, primarily due to the adjustment of sales volumes to petrochemical spreads.

The segment’s EBITDA was US$ 143 million in 4Q25, 30% lower than in 3Q25 and 26% higher than in 4Q24.

4.1.1	OPERATIONAL OVERVIEW

a) Demand for resins in Brazil (PE, PP, and PVC): lower than in 3Q25 (-4%), explained by lower demand for: (i) PE (-3%), mainly influenced by the cleaning, agriculture, and packaging sectors, which was partially offset by higher demand from the beverage sector; (ii) PP (-3%) due to the optimization of inventory levels in the transformation chain; and (iii) PVC (-7%), mainly influenced by the construction sector.

In relation to 4Q24, the increase (+2%) is mainly explained by a 5% higher demand for PE, due to higher inventory build-up in the transformation chain. This effect was partially offset by lower demand for PP (-3%) and PVC (-3%), mainly influenced by higher inventory levels throughout the transformation chain.

b) Average utilization rate of petrochemical crackers: reduction compared to 3Q25 (-6 p.p.) is mainly explained by: (i) the scheduled maintenance shutdown at the Bahia petrochemical complex, completed in January 2026; (ii) the adjustment of production levels in response to lower demand due to the seasonality of the period; and (iii) the lower supply of feedstock to the São Paulo petrochemical complex. This effect was partially offset by the normalization of operations at the Rio de Janeiro petrochemical complex following the scheduled maintenance shutdown carried out in 3Q25.

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EARNINGS RELEASE 4Q25 and 2025

Compared to 4Q24, the reduction (-11 p.p.) is mainly explained by: (i) the scheduled maintenance shutdown at the Bahia petrochemical complex, concluded in January 2026; and (ii) the lower supply of feedstock to the São Paulo petrochemical complex.

c) Resin’s sales volume: in the Brazilian market, the decrease (-6%) compared to 3Q25 is mainly explained by: (i) lower PE sales volumes (-7%) due to higher inventory levels across the transformation chain, associated to the seasonality of the period; and (ii) lower PP (-4%) and PVC (-4%) sales volumes resulting from lower demand due to the seasonality of the period.

Compared to 4Q24, the reduction (-8%) is mainly explained by: (i) lower PP (-10%) and PVC (-7%) sales volumes due to a 2% decline in demand in 4Q25; and (ii) lower resin sales volumes reflecting the strategy to prioritize higher value-added sales.

Resin exports were lower compared to 3Q25 (-4%) and 4Q24 (-5%), mainly explained by: (i) the lower export volume of PP due to the lower product availability for export in 4Q25; and (ii) the lower export volume of PE due to the strategy to prioritize higher value-added exports combined with lower demand in the Brazilian market.

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EARNINGS RELEASE 4Q25 and 2025

d) Main chemicals sales volume1: in the Brazilian market, the decrease compared to 3Q25 (-15%) and 4Q24 (-13%) is mainly explained by the lower sales volumes of: (i) gasoline and paraxylene, due to lower product availability for sale associated with reduced utilization rates during the period; and (ii) ethylene, propylene, and benzene, due to the lower demand for these products given the optimization of clients’ operating rates in the Brazilian market.

The increase in exports (+21%) compared to 3Q25 is mainly explained by the higher export volume of (i) paraxylene, due to specific commercial opportunities; and (ii) benzene, due to commercial opportunities in Asia.

Exports of main chemicals remained in line with 4Q24.

1 Main chemicals refer to: ethylene, propylene, butadiene, cumene, gasoline, benzene, toluene and paraxylene due to the representation of these products in the segment’s net revenue.

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EARNINGS RELEASE 4Q25 and 2025

UPDATES ABOUT ALAGOAS

The provision for the geological event in Alagoas, based on the current estimates and assumptions and that of its external advisors, considering the short and long-term effects, and the best estimate of expenses for implementing the various measures, showed the following movement at the end of the fourth quarter of 2025:

Balance of the Alagoas geological event's provision (R$ million)	4Q25	3Q25	2025	2024
Balance at the beginning of the period	3,784	4,670	5,570	5,240
Provision Additions (Reversal)[2]	(51)	510	320	2,237
Payments and Reclassifications[3]	(318)	(1,404)	(2,594)	(2,052)
Realization of present value adjustment	88	8	207	145
Balance at the end of the period	3,503	3,784	3,503	5,570

The balance of the provision at the end of the period was R$3.5 billion, lower (-7%) in relation to the balance at the end of 3Q25, explained mainly by payments and reclassifications, and by the reversal of the provision resulting from updated cost estimates for the actions of the response fronts in Alagoas.

By the end of December 31, 2025, the main advances on the action fronts in Maceió were:

(i)	Financial Compensation and Relocation Support Program (PCF): 99,9% (19,201) of proposals submitted, with around 99,5% of proposals paid.
(ii)	Closing and Monitoring of salt cavities: the Closure Plan of the 35 Cavities considers 18 cavities with the provision of priority filling with solid material, with 6 cavities already having the filling completed, 4 cavities have reached the technical filling limit, 6 cavities are in the filling process in progress and for the remaining 2 cavities, the activities are in the preparation and planning phase. Additionally, 6 cavities were filled naturally, with confirmation approved by the ANM (National Mining Agency). Another 11 cavities remain within the salt layer and suitable for pressurization, since the Company considers filling them with solid material, in the long term and after the conclusion of the current filling plan, in order to achieve a maintenance-free state for the 35 cavities, suitable for the definitive closure of the field.
(iii)	Socio-urban measures: 11 projects were defined for urban mobility, 6 of which were completed, 3 in progress, and 2 in the planning phase.

On November 10, 2025, Braskem and the State of Alagoas entered into the State Agreement, providing for a total payment of R$ 1.2 billion, of which R$ 139 million (on an updated basis) had already been paid. The balance must be paid in 10 adjusted variable annual installments, mainly after 2030. The Company had previously recorded a provision of R$ 467 million for compensation of property damages to the State of Alagoas, and the remaining amount expected under the State Agreement was included in the provision in 3Q25. The State Agreement establishes compensation, indemnification, and/or reimbursement to the State of Alagoas for the full reparation of all property and non-property damages at the state level and grants the Company full discharge from any damages arising from and/or related to the geological event in Alagoas, including the termination of the State of Alagoas’ indemnification lawsuit.

For more information on advances made on the action fronts in Alagoas during the quarter, see Appendix 9.3 of this document.

2 The variation in the provision for the fiscal year ended December 31, 2025 mainly refers to the signing of the Instrument of Agreement with the State of Alagoas in 3Q25, the reversals resulting from updated cost estimates for the action fronts undertaken in Alagoas, and the update of the present value adjustment due to the remeasurement of the discount rate and revised estimates of disbursements over the years. In the fiscal year 2024, the variation in the provision was mainly caused by the update of cost estimates related to the closing of mining areas, the implementation and advancement in the maturity of projects, and initiatives and programs present in Alagoas, and includes inflation/foreign exchange adjustment of R$ (4) reported under Financial expenses.

3 Of the amount at the end of 2025, R$ 1.3 billion refers to payments made and reclassifications of R$ 1.2 billion to Other liabilities, which totals a balance of R$ 1.4 billion referring to accounts payable for the Geological event in Alagoas.

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EARNINGS RELEASE 4Q25 and 2025

4.1.2	FINANCIAL OVERVIEW

A) Net Revenue: In 4Q25, Net Revenue was positively impacted by approximately US$23 million (R$123 million) from presumed PIS/COFINS credits under REIQ Investimentos, 5% higher than 3Q25.

Additionally, in 4Q25, Net Revenue for the Brazil/South America segment was positively impacted by (i) US$47 million (R$256 million), due to the recognition of additional PIS/COFINS credits related to projects already approved under REIQ Investments, calculated in accordance with current legislation; and (ii) by US$23 million (R$125 million) related to PIS/COFINS credits for the current fiscal year related to the deduction of CIDE-Fuels on the sale of gasoline. This credit may be realized through the deduction of PIS/COFINS payable or through offsetting against federal taxes, in accordance with applicable legislation.

Excluding such effects, the segment's net revenue was lower in U.S. dollars (-12%) and in Brazilian reais (-13%) when compared to 3Q25, mainly due to the reduction of (i) 105 thousand tons, or 15%, in the sales volume of main chemicals in the Brazilian market; (ii) 44 thousand tons, or 6%, in the sales volume of resins in the Brazilian market; (iii) 8% in the international price reference for main chemicals; and (iv) 9% in the international price reference for resins. These effects were partially offset by an increase of 9 thousand tons, or 21%, in the export volume of main chemicals. In Brazilian reais, the decrease (-13%) is also explained by the 1% appreciation of the Brazilian real (average rate) against the U.S. dollar (average rate) during the period.

In relation to 4Q24, and disregarding the effects related to REIQ Investimentos and CIDE-Fuels, Net Revenue was lower in U.S. dollars (-12%) and in Brazilian reais (-19%), mainly explained by the reduction of: (i) 12% in the international price reference for main chemicals; (ii) 14% in the international price reference for resins; (iii) 65 thousand tons, or 8%, in the sales volume of resins in the Brazilian market; and (iv) 90 thousand tons, or 13%, in the sales volume of main chemicals in the Brazilian market. In Brazilian reais, the decrease (-19%) is also explained by the 8% appreciation of the Brazilian real (average rate) against the U.S. dollar (average rate) during the period.

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EARNINGS RELEASE 4Q25 and 2025

B) Cost of Goods Sold (COGS): lower in U.S. dollars (-12%) and in Brazilian reais (-13%) compared to 3Q25, mainly due to the reduction of (i) 105 thousand tons and 44 thousand tons in the sales volume of main chemicals and resins in the Brazilian market, respectively; and (ii) 7% and 9% in the international price references for naphtha and propane, respectively. These effects were partially offset by the higher recognition of expenses related to idleness and scheduled plant shutdowns in the quarter, totaling approximately US$39 million (R$209 million). In Brazilian reais, the decrease is also explained by the 1% appreciation in the average Brazilian real against the average U.S. dollar in the period.

Compared to 4Q24, it was lower in U.S. dollar (-12%) and in Brazilian reais (-19%), mainly explained by the reduction of: (i) 90 thousand tons, or 13%, in the sales volume of main chemicals in the Brazilian market; (ii) 65 thousand tons, or 8%, in the sales volume of resins in the Brazilian market; and (iii) 17% and 20% in international price references for naphtha and propane, respectively. These effects were partially offset by the higher recognition of expenses related to plant idleness in the quarter, totaling approximately US$39 million (R$209 million). In Brazilian reais, the decrease is also explained by the 8% appreciation in the Brazilian real (average rate) against the U.S. dollar (average rate) during the period.

During 4Q25, COGS was positively impacted by PIS/COFINS tax credits on the purchase of feedstock (REIQ) amounting to approximately US$9 million (R$50 million) and by Reintegra tax credits of US$0.3 million (R$1.8 million).

C) SG&A expenses: lower in U.S. dollar (-22%) and in Brazilian real (-22%) compared to 3Q25, primarily due to the reversal of provisions for expected credit losses of approximately US$2 million (R$11 million) in 4Q25, while there was a provision of approximately US$24 million (R$130 million) in 3Q25.

Disregarding this effect, Selling, General, and Administrative Expenses remained in line with 3Q25.

Regarding 4Q24, the increase in U.S. dollars (+8%) is explained by the 8% appreciation of the Brazilian real (average rate) against the U.S. dollar (average rate) during the period. In Brazilian reais, Selling, General and Administrative Expenses remained in line with 4Q24.

D) Other Revenue (Expenses), Net: totaled revenue of US$325 million (R$1,8 billion) mainly due to:

(i)	the recovery of PIS/COFINS tax credit related to the deduction of CIDE-Fuels (Contribution of Intervention in the Economic Domain) in the sale of gasoline of about US$310 million (R$1.7 billion);
(ii)	the recognition of approximately US$51 million (R$275 million) of additional PIS/COFINS credits related to projects already approved under REIQ Investments, calculated in accordance with current legislation;

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EARNINGS RELEASE 4Q25 and 2025

(iii)	approximately US$12 million (R$67 million) related to the update of the present value adjustment (PVA) calculation for environmental provisions and the provision related to the geological event in Alagoas;
(iv)	reversal of approximately US$7 million (R$39 million) of the provision related to the geological event in Alagoas.

These impacts were partially offset by:

(i)	provision of approximately US$30 million (R$160 million) related to the annual review of environmental provisions for industrial units located in Brazil; and
(ii)	recognition of approximately US$8 million (R$42 million) related to inventory losses, associated with the hibernation of the chlor-alkali plant in Alagoas in 3Q25.

Of the total amount recorded in other income and expenses, the negative value of approximately US$34 million (R$183 million) impacted the segment's Recurring EBITDA in 4Q25.

E) Recurring EBITDA: US$143 million (R$770 million), lower in U.S. dollars (-30%) and in Brazilian reais (-31%) compared to 3Q25. Compared to 4Q24, it was higher in U.S. dollars (+26%) and in Brazilian reais (+20%).

4.1.3	RENEWABLES

4.1.3.1	OPERATIONAL OVERVIEW

a) Average utilization rate of green ethylene4: The increase compared to 3Q25 (+27 p.p.) is mainly explained by the normalization of operations after the optimization of inventory levels carried out in 3Q25.

Compared to 4Q24, the reduction (-10 p.p.) is mainly explained by the optimization of inventory levels carried out during the period.

b) Green PE (I’m greenTM biobased) sales volume: higher compared to 3Q25 (+18%), mainly explained by higher demand for Green PE in Asia in anticipation of the Chinese New Year period.

Compared to 4Q24, the reduction (-9%) is mainly explained by the higher product availability for sale in the same period of the previous year, following the normalization of operations after the weather event that occurred in 2Q24.

4 Due to the review of green ethylene production capacity, starting in 2Q25, the calculation of the utilization rate considers the production capacity of 275 thousand tons per year

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EARNINGS RELEASE 4Q25 and 2025

4.1.3.2	FINANCIAL OVERVIEW

A) Net Sales Revenue of Green PE and ETBE5: lower compared to 2Q25 (-2%) and 4Q24 (-12%), mainly due to lower sales volume and the price of ETBE in the quarter.

4.2	UNITED STATES & EUROPE

In 4Q25, the average PP Europe spread was lower than in 3Q25 (-33%), mainly due to the lower PP price, explained by the higher supply of imported products in the region. In the United States, the PP spread remained in line compared to the previous quarter.

5 Product that contains renewable feedstock, ethanol in their composition:

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EARNINGS RELEASE 4Q25 and 2025

The sales volume of PP was lower compared to the previous quarter, mainly due to the seasonality of the period, impacting the Net Revenue of the United States and Europe Segment when compared to 3Q25.

The combination of lower net revenue and higher cost of goods sold in the quarter resulted in a 7 p.p. reduction in the segment’s gross margin compared to 3Q25.

4.2.1	OPERATIONAL OVERVIEW

a) PP Demand: PP demand in North America was lower (-2%) compared to 3Q25, mainly due to the seasonality of the period. In Europe, PP demand remained in line (+1%) during the period.

Regarding 4Q24, PP demand in North America was higher (+1%), mainly due to inventory replenishment in the transformation chain. In Europe, PP demand was higher (+2%) compared to 4Q24, mainly due to the anticipation of purchases in the transformation chain as a result of lower prices in the region.

b) Average utilization rate of PP plants: lower (-8 p.p.) compared to 3Q25, mainly explained by: (i) the scheduled shutdowns at the European plants, concluded in 4Q25; and (ii) the optimization of inventory levels in both regions.

Compared to 4Q24, the utilization rate was higher (+4 p.p.), mainly due to higher production in the United States driven by the higher PP demand in relation to the same period of the previous year.

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EARNINGS RELEASE 4Q25 and 2025

c) PP sales volume: lower compared to 3Q25 (-3%), mainly explained by the seasonality of the period.

Compared to 4Q24, sales volume was higher (+7%) due to the higher PP demand in the United States.

4.2.2	FINANCIAL OVERVIEW

A) Net Revenue: lower in U.S. dollar (-4%) and in Brazilian real (-5%) compared to 3Q25, mainly due to decrease of: (i) 9% and 6% in international PP price benchmarks in the United States and Europe, respectively; and (ii) 17 thousand tons, or 3%, in PP sales volume.

Compared to 4Q24, the decrease in U.S. dollar (-11%) and Brazilian real (-18%) is mainly due to the reductions of 18% and 9% in international PP price benchmarks in the United States and Europe, respectively.

B) Cost of Goods Sold (COGS): higher in U.S. dollars (+3%) and in Brazilian real (+2%) compared to 3Q25, mainly due to commercial costs related to the resale of ethane in the international market. The revenue portion related to the ethane resale impacted the Other Revenue line.

Compared to 4Q24, it was lower in U.S. dollar (-5%) and in Brazilian real (-12%), mainly due to: (i) a 26% reduction in the international price reference of propylene in the United States; and (ii) a lower impact from the price of feedstock purchased in previous periods compared to 4Q24. In Brazilian real, the decrease is also explained by the 8% appreciation in the Brazilian real (average rate) against the U.S. dollar (average rate) during the period.

17

EARNINGS RELEASE 4Q25 and 2025

C) SG&A expenses: increase in U.S. dollar (+11%) and in Brazilian real (+10%) compared to 3Q25, mainly due to higher expenses with third-party services.

Since 2Q25, due to changes in the organizational structure, the Company has reclassified part of the expenses that were previously classified under "Corporate Unit" to the reportable business segments. Due to this effect, the United States and Europe Segment was impacted by approximately US$9 million (R$51 million) in 4Q25.

The increase in U.S. dollar (+25%) and in Brazilian real (+15%) compared to 4Q24 is mainly due to the reclassification mentioned above and higher expenses with third-party services.

D) Other Revenue (Expenses), Net: net revenue of US$33 million (R$179 million), related to revenue from the ethane resale operation in the international market (Europe). The expense portion related to the ethane resale operation impacted the segment’s COGS line.

E) Recurring EBITDA: was negative at US$32 million (R$175 million), lower than 3Q25 and 4Q24.

4.3	MEXICO

The North America PE spread was lower compared to 3Q25, mainly due to the higher supply of PE in the region and the higher price of ethane, driven by the higher price of natural gas given the seasonality of the period.

The utilization rate in the Mexico segment was higher compared to Q3 2025, after the completion of the general maintenance shutdown at the petrochemical complex in 3Q25 and considering the higher volume of imported ethane supplied by Terminal Puerto Química Mexico (TQPM) following its startup, Braskem Idesa’s operations normalized in 4Q25.

Additionally, the Mexico segment’s COGS was negatively impacted by US$ 272 million (R$ 1.5 billion) related to the recognition of an impairment loss, after identifying that the recoverable amounts of Braskem Idesa’s assets were lower than their respective carrying amounts in accordance with accounting standards, with no impact on Mexico’s Recurring EBITDA.

18

EARNINGS RELEASE 4Q25 and 2025

4.3.1	OPERATIONAL OVERVIEW

a) PE demand in the Mexican market: higher compared to 3Q25 (+2%) and 4Q24 (+6%), mainly due to (i) tariff uncertainties affecting the inventory build-up process in the transformation chain; and (ii) the market's expectation of an increase in PE prices in the international market.

b) Average utilization rate of PE plants: higher compared to 3Q25 (+38 p.p.), mainly explained by: (i) the normalization of Braskem Idesa operations following the general maintenance shutdown concluded in 3Q25; and (ii) the higher volume of imported ethane supplied by TQPM during the quarter.

Compared with 4Q24, the average utilization rate of the PE plants was higher (+8 p.p.), mainly due to higher imported ethane supply in 4Q25.

The supply of imported ethane through TQPM remained in the commissioning phase during the quarter, with an increase compared to 3Q25, totaling approximately 29.4 thousand barrels per day in 4Q25, compared to 11.3 thousand barrels per day supplied in 3Q25.

The volume of ethane supplied by PEMEX was approximately 15.9 thousand barrels per day in 4Q25, and the volume supplied through the Fast Track solution was approximately 8.2 thousand barrels per day in 4Q25.

c) PE sales volume: higher compared to 3Q25 (+52%) and 4Q24 (+14%), mainly explained by the higher product availability for sale due to the higher utilization rate in 4Q25, as previously explained.

In 4Q25, the Mexico segment recorded the highest PE sales volume since 2Q24.

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EARNINGS RELEASE 4Q25 and 2025

4.3.2	FINANCIAL OVERVIEW

A) Net Revenue: higher in U.S. dollar (+38%) and in Brazilian real (+37%) mainly due to a 52% increase in PE sales volume compared to 3Q25. This effect was partially offset by an 8% decrease in the international price reference for PE US.

The reduction in U.S. dollar (-2%) and in Brazilian real (-9%) compared to 4Q24 is mainly attributable to: (i) a 13% decrease in the international benchmark price for US PE. This reduction was partially offset by a 14% increase in PE sales volume.

Sales by region (% in tons)

20

EARNINGS RELEASE 4Q25 and 2025

B) Cost of Goods Sold (COGS): in 4Q25, the COGS of the Mexico segment was negatively impacted by US$272 million (R$1.5 billion) related to the recording of impairment loss, after the identification that the recoverable amounts of Braskem Idesa's assets were lower than their carrying amounts, in accordance with accounting standards.

Disregarding this effect, the segment's COGS remained in line with 3Q25, mainly explained by the reduction in idle expenses and the general maintenance shutdown compared to the previous quarter, and offset by (i) a 52% increase in PE sales volume compared to 3Q25; (ii) higher volume of ethane imported from the United States through the Fast Track solution and the Puerto México Chemical Terminal (TQPM) and the lower supply of ethane from Pemex in the period; and (iii) a 15% increase in the international benchmark for the price of U.S. ethane.

Regarding 4Q24, the increase in U.S. dollar (+15%) and in Brazilian real (+8%) is mainly explained by: (i) a 14% increase in PE sales volume; and (ii) a higher volume of ethane imported from the United States through the Fast Track solution and TQPM, offsetting the lower supply of ethane from Pemex during the period. These effects were partially offset by a 13% decrease in the international benchmark price for US PE.

C) SG&A expenses: higher in U.S. dollar (+78%) and in Brazilian real (+77%) compared to 3Q25, mainly due to expenses related to the ethane resale operation carried out in 4Q25. The revenue portion from the ethane resale operation impacted the Other Revenue line.

Compared to 4Q24, the increase in U.S. dollar (+22%) and Brazilian real (+11%) is mainly explained by higher expenses related to the ethane resale operation.

D) Other Revenue (Expense), Net: net revenue of US$30 million (R$161 million), mainly due to: (i) revenue from the ethane resale operation in the quarter; and (ii) provision for contractual fine receivable due to delay in the construction of the ethane import terminal in the amount of US$8 million (R$42 million).

E) Recurring EBITDA: totaled US$11 million (R$62 million), higher than 3Q25.

Compared to 4Q24, Recurring EBITDA was lower (-67%).

4.3.3	INVESTMENTS

At the end of 2025, Braskem Idesa (ex-TQPM) invested approximately US$90 million, 11% above the initial estimate of US$81 million for the year, mainly due to higher expenses related to the scheduled general maintenance shutdown at Braskem Idesa’s petrochemical complex. The investment amounts, including TQPM, totaled US$160 million in 2025.

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EARNINGS RELEASE 4Q25 and 2025

Operational Investments in 2025: the main operational investments were related to the scheduled general maintenance shutdown, to initiatives in reliability and integrity of assets, and to investments in health, safety, and environment, totaling US$ 90 million for the year.

Strategic Investments in 2025: completion of the construction of the ethane import terminal, through TQPM, in the amount of US$70 million.

Investments in 2026

The investments planned for 2026 by Braskem Idesa total US$42 million (R$234 million), allocated to operational investments for maintenance and operation of the petrochemical complex.

Operational Investments for 2026: operational investments will be mainly allocated to projects related to operational efficiency, such as maintenance, productivity and HSE (Health, Safety, and Environment).

4.3.3.1	ETHANE IMPORT TERMINAL

In May 2025, the ethane import terminal construction project in Mexico was completed through the subsidiary TQPM, a joint venture between Braskem Idesa and Advario, with a 50% stake for each shareholder. The financing for the terminal’s construction included a capital support commitment from Braskem, which, as of the end of December 2025, covered 50% of the outstanding balance of TQPM’s financing, with the remaining 50% provided by the other shareholder.

The terminal is capable of importing up to 80 thousand barrels of ethane per day, which is equivalent to 120% of Braskem Idesa's ethane requirements for full-capacity operations. The connection between the terminal and the Mexico Petrochemical Complex is made through pipelines, and the terminal has two storage tanks , each with a storage capacity of approximately 50 thousand m³ of ethane, equivalent to roughly 12 days of inventory.

The terminal went into commissioning in September 2025 and started to supply ethane to Braskem Idesa, reducing imports through the Fast Track solution and reliance on ethane supplied by PEMEX, which in 2025 was below the contractual minimum.

4.3.3.2	DEBT MATURITY PROFILE AND RATING

As of December 31, 2025, the average debt term was approximately 4.9 years. The weighted average cost of Braskem Idesa's debt was a foreign exchange rate variation plus 7.3% p.a.

22

EARNINGS RELEASE 4Q25 and 2025

Braskem Idesa Debt Profile (US$ million)
12/31/2025
52%
43%
1,200
995
108
74
35
34
12/31/2025 Cash
2026
2027/2028
2029
2030/2031
2032 onwards
Total cash
Foreign Exchange
Interest
Principal
SLL – Sustainable Linked Bond¹

Note: Does not consider TQPM financing carried out in the Project Finance modality. | Note (1) SLL – Sustainable Linked Bond in foreign currency. Bond linked to the sustainability commitment to reduce 15% of CO_2 Scope 1 and 2, baseline 2017

In September 2025, the Company announced that Braskem Idesa had engaged advisors to assist in assessing a comprehensive set of economic and financial options aimed at revisiting its existing capital structure. This decision reflects Braskem Idesa's ongoing efforts to preserve its liquidity and improve its results in general amid the current scenario of macroeconomic uncertainties, price volatility of its commodities, higher input costs and weaker-than-expected demand.

In October 2025, Braskem Idesa made drawdowns totaling approximately R$188 million (US$34 million) from a credit facility contracted with Banco Inbursa, which has a total available limit of R$468 million (US$85 million). This credit facility matures in December 2026.

In November 2025, the Company reported that Braskem Idesa had announced the non-payment of scheduled interest due on November 18 related to its senior secured notes maturing in 2029.

In December 2025, Braskem Idesa provided certain holders of the 2029 and 2032 bonds with non-public information in the context of a potential reorganization of its capital structure. Under the terms of the confidentiality agreements signed, such material information was later disclosed to the market, including discussion materials and proposals presented by both Braskem Idesa and the investors. The parties did not reach an agreement, and none of the proposals were accepted.

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EARNINGS RELEASE 4Q25 and 2025

In February 2026, the Company reported that Braskem Idesa had announced the non-payment of scheduled interest due on February 20, 2026, related to its senior secured notes maturing in 2032.

Braskem Idesa has been engaged in negotiations with the group of holders of the 2029 and 2032 bonds with a view to reorganizing its capital structure through judicial measures (e.g., Chapter 11 under U.S. law), with potential impacts for Braskem and for the shareholding control of Braskem Idesa.

Rating

In November 2025, S&P Global Ratings downgraded Braskem Idesa's credit rating to 'D'.

In November 2025, Fitch Ratings downgraded Braskem Idesa's credit rating to ‘CC’, then to “C”, and finally to “RD”.

CORPORATE CREDIT RATING - BRASKEM IDESA
Agency	Rating	Outlook	Date
FITCH	RD	-	11/26/2025
S&P	D	-	11/20/2025

4.3.4	PERFORMANCE OF BRASKEM IDESA DEBT SECURITIES

4.3.5	CASH GENERATION

24

EARNINGS RELEASE 4Q25 and 2025

5.	CONSOLIDATED FINANCIAL OVERVIEW

5.1	CONSOLIDATED REVENUE

25

EARNINGS RELEASE 4Q25 and 2025

5.2	COST OF GOODS SOLD (COGS)

5.3	OTHER REVENUE (EXPENSES), NET

In 4Q25, Braskem recorded total net revenue of R$2,1 billion mainly due to:

(i)	the recovery of PIS/COFINS tax credit related to the deduction of CIDE-Fuels (Contribution of Intervention in the Economic Domain) in the sale of gasoline of about US$310 million (R$1.7 billion);
(ii)	the recognition of approximately US$51 million (R$275 million) of additional PIS/COFINS credits related to projects already approved under REIQ Investments, calculated in accordance with current legislation;
(iii)	the net recovery of approximately US$30 million (R$161 million) in presumed PIS/COFINS credits under REIQ Industrial, related to the sudden suspension of the benefit in July 2022 not in compliance with the National Tax Code; and
(iv)	the provisions for contractual penalty receivable due to the delay in the construction of the ethane import terminal in Mexico of approximately US$8 million (R$42 million).

These impacts were partially offset by:

(i)	net provision of approximately US$24 million (R$131 million) related to the annual review of environmental provisions for industrial units located in Brazil;
(ii)	recognition of approximately US$8 million (R$42 million) related to inventory losses, associated with the hibernation of the chlor-alkali plant in Alagoas in 3Q25;
(iii)	about US$5 million (R$27 million) related to fines, severance changes and indemnities; and
(iv)	about US$3 million (R$18 million) related to plant maintenance expenses.

Additionally, in 4Q25 Braskem recorded revenue of approximately US$14 million (R$76 million) related to the update of the present value adjustment (PVA) calculation for the provision related to the geological event in Alagoas.

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EARNINGS RELEASE 4Q25 and 2025

5.4	RECURRING EBITDA[6]

In 4Q25, Braskem’s Consolidated Recurring EBITDA totaled US$109 million (R$589 million), lower than in 3Q25 in dollars (-27%) and in reais (-28%), mainly due to the reduction of US$179 million (R$987 million) in consolidated gross profit, mainly explained by:

(i)	reduction of 13% and 9% in the average international spreads of resins and main chemicals, respectively;
(ii)	reduction in the sales volume of resins and main chemicals in the Brazilian market, combined with the reduction in the volume of resin exports in the Brazil/South America segment;
(iii)	increase in idle and scheduled shutdown expenses in the Brazil/South America segment; e
(iv)	reduction of 4% and 14% in the international spreads of PP and PE in the United States and Europe segments, and Mexico, respectively.

6 Braskem’s consolidated result corresponds to the sum of the results in Brazil, United States & Europe, and Mexico, minus eliminations and reclassifications of purchases and sales among the segments reported by the Company, plus Other Segments.

27

EARNINGS RELEASE 4Q25 and 2025

5.5	CONSOLIDATED FINANCIAL RESULT

Financial expenses: increase compared to 3Q25 (+20%) mainly explained by: (i) increase in financial expenses related to the drawdown of US$1.0 billion from the stand-by credit facility, increasing the Company's gross debt balance; (ii) update of the present value adjustment related to disbursements estimates over time for the geological event in Alagoas; and (iii) annual monetary adjustment related to various provisions. Regarding 4Q24, the reduction (-11%) is mainly explained by the decrease in interest expenses due to the appreciation of 8% of the Brazilian real (average rate) against the U.S. dollar (average rate) in the period and the Company's lower gross debt.

Financial income: increase compared to 3Q25 (+247%) and to 4Q24 (+194%)mainly due to (i) the monetary adjustment related to the recovery of PIS/COFINS tax credit related to the deduction of CIDE-Fuels in the sale of gasoline of about US$165 million (R$890 million); (ii) the interest of approximately R$132 million (US$24 million) related to the recovery of presumed PIS/COFINS credits under REIQ Industrial, referring to the sudden suspension of the benefit in July 2022 not in compliance with the National Tax Code.

Net exchange rate variations: negative variation compared to 3Q25 mainly due to: (i) the depreciation of the end-of-period Brazilian real against the end-of-period U.S. dollar on the company's net exposure amounting to US$2.0 billion; and (ii) the appreciation of the end-of-period Mexican peso against the U.S. dollar on the net U.S. dollar exposure of Braskem Idesa and its subsidiaries amounting to US$2.1 billion.

Changes in hedge accounting financial instruments

In relation to the hedge accounting of exports by Braskem S.A., the Company realized R$42.22 million in the quarter from a designated export flow of US$200 million. The initial designation fee was R$/US$5.5832, defined in March 2021, while the realization rate was R$/US$5.3721, defined between October and November 2025. The balance of financial instruments designated for hedge accounting at the end of 4Q25 was US$8.4 billion.

In December 2025, Braskem, reassessed, for accounting purposes, the fulfillment of the “highly probable transactions” criterion required under IFRS 9 for the continuation of its hedge accounting program, which resulted in the prospective discontinuation, as of December 31, 2025, of the hedge accounting related to certain future revenues of Braskem S.A.

In relation to the hedge accounting of exports by Braskem Idesa, the Company carried out -MXN554.3 million in the quarter from an export flow of US$115.0 million designated and discontinued between 2016 and 2025. The average initial designation fee was MXN/US$15.1327, and the average realization rate was MXN/US$19.9530.

In November 2025, Braskem Idesa defaulted on interest due on the bond due in 2029. Due to the non-compliance with contractual clauses of the financing that supported the hedge relationships, Braskem Idesa proceeded with the discontinuation of hedge accounting.

Long-term Currency Hedge Program

28

EARNINGS RELEASE 4Q25 and 2025

Braskem’s inputs and products have prices denominated or strongly influenced by international commodity prices, which are usually denominated in U.S. dollar. Since 2016, Braskem has contracted derivative financial instruments to mitigate part of the exposure of its cash flow denominated in Brazilian real. The main purpose of the program is to mitigate U.S. dollar call and put option agreements, thus protecting the estimated flows for a horizon of up to 18 months.

On December 31, 2025, Braskem had a notional value of outstanding put options of US$0.48 billion, at an average exercise price of R$/US$5.24. At the same time, the Company also had a notional value of outstanding call options of US$0.32 billion, at an average exercise price of R$/US$7.82. The contracted operations have a maximum term of 18 months. The fair value of these Zero Cost Collar (“ZCC”) operations was positive at R$18.4 million at the end of 4Q25.

Even with volatility, the U.S. dollar during the period remained within the limits, with no options exercised and no cash effect in 4Q25.

5.6	NET INCOME (LOSS)

In 4Q25, the Company recorded a net loss attributable to shareholders of US$1.9 billion (R$10.3 billion), higher than in 3Q25 mainly due to the write-off of deferred tax assets, with no impact in Braskem’s liquidity, with a net impact on the result of approximately US$1.4 billion (R$7.7 billion), according to CPC 32.

At the end of the 2025 fiscal year, the Company recorded a net loss attributable to shareholders of US$ 1.8 billion (R$9.9 billion).

5.7	2025 INVESTMENTS

At the end of 2025, Braskem (ex-Braskem Idesa and ex-REIQ Investimentos) made investments of approximately R$2,364 million, 2% lower than the initial estimate of R$2,417 million.

Operational investments in 2025: (i) general maintenance shutdown of the petrochemical complex in Rio de Janeiro; (ii) scheduled shutdowns at resin plants; (iii) acquisition of spare parts for operational continuity; (iv) implementation of a new version of the ERP system; and (v) acquisition of licenses and programs to optimize the Company's cybersecurity system.

Strategic investments in 2025: acquisition of land adjacent to the Duque de Caxias plant, in Rio de Janeiro.

REIQ Investments: In January 2025, REIQ Investment Program was announced, which consists of a 1.5% presumed PIS/COFINS credit linked to investments in the Brazilian chemical industry. Braskem continues to advance its capacity expansion projects through the REIQ Investimentos program.

29

EARNINGS RELEASE 4Q25 and 2025

At the end of 2025, the Company recorded approximately R$327 million (US$59 million) in net tax credits through REIQ Investimentos, an amount 19% lower than the estimated R$405 million (US$72 million). This amount is mainly related to investments for the implementation of the Transforma Rio project, in technology for efficiency in the resin chain, and in process adaptation for the industrial production of new grades of copolymers.

5.8	2026 INVESTMENTS

Investments for 2026

The investment expected to be made throughout 2026 by Braskem (ex-Braskem Idesa and Ex-REIQ Investimentos) is US$465 million (R$2.6 billion), approximately 31% lower than the historical average of the last six years (US$672 million).

Operational investments: (i) scheduled shutdowns and maintenance pit-stops at the Rio Grande do Sul petrochemical complex and other resin plants in Brazil; (ii) regulatory investments related to operational and process safety; and (iii) mechanical integrity of the assets and acquisition of spare parts for operational continuity.

Strategic investments: (i) investments in technological developments; and (ii) acquisition of industrial land in the industrial complex of Duque de Caxias in Rio de Janeiro.

In October 2025, the Board of Directors approved the investment to increase the ethane base capacity of its petrochemical plant in Rio de Janeiro by 220 thousand tons of ethylene per year and equivalent volumes of polyethylene. The estimated total value of investment in the project is approximately R$4.2 billion, which may vary by up to 30%, given the current stage of updating the project. The implementation of the Project, estimated to be completed by the end of 2028, is conditional on obtaining financing, in addition to the resources already approved under the REIQ Investimentos benefit for 2025 and 2026.

5.9	CASH GENERATION

In 4Q25, Braskem reported operational cash generation of R$71 million, mainly due to lower CAPEX disbursements in 4Q25. This effect was offset by the lower EBITDA compared to 3Q25, as previously explained.

30

EARNINGS RELEASE 4Q25 and 2025

Recurring cash consumption totaled approximately R$ 756 million, lower than in 3Q25 (-54%), mainly due to lower interest payments on debt securities issued in the international market, which are concentrated in the first and third quarters of the year.

Considering the disbursements related to the geological event in Alagoas, the Company recorded cash consumption of R$ 1.1 billion in 4Q25.

Additionally, the increase in cash and cash equivalents at the end of 4Q25 amounted to R$ 3.8 billion, mainly due to the drawdown of the available stand-by credit facility of US$ 1.0 billion executed in October 2025.

5.10	DEBT MATURITY PROFILE AND RATING

On December 31, 2025, the corporate gross debt balance stood at US$9.4 billion, considering the drawdown of the stand-by facility made in October 2025. At the end of the period, corporate debt in foreign currency accounted for 92% of the Company's total debt.

The average term of corporate debt was approximately 8 years in December 2025, and the weighted average cost of the Company's corporate debt was a foreign exchange rate variation plus 6.20% p.a.

The Company ended the quarter with an adjusted net debt balance of US$7.5 billion, an increase of 3% compared to the previous quarter. The Company's corporate leverage ended the quarter at 14.74x.

31

EARNINGS RELEASE 4Q25 and 2025

Debt US$ million	Dec/25 (A)	Sep/25 (B)	Dec/24 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Consolidated Gross Debt	**12,018**	**10,948**	**11,040**	***10%***	***9%***
in R$	762	811	675	*-6%*	*13%*
in US$	11,256	10,137	10,365	*11%*	*9%*
(-) Debt - Braskem Idesa and TQPM	**2,600**	**2,538**	**2,444**	***2%***	***6%***
in US$	2,600	2,538	2,444	*2%*	*6%*
(+) Financing Derivatives	**11**	**11**	**(8)**	***0%***	***n.a.***
in US$	11	11	(8)	*0%*	*n.a.*
(=) Gross Debt (Ex-Braskem Idesa and TQPM)	**9,429**	**8,421**	**8,589**	***12%***	***10%***
in R$	762	811	675	*-6%*	*13%*
in US$	8,666	7,610	7,914	*14%*	*10%*
Cash and Cash Equivalents Consolidated	**2,157**	**1,399**	**2,716**	***54%***	***-21%***
in R$	508	482	863	*5%*	*-41%*
in US$	1,649	917	1,853	*80%*	*-11%*
(-) Cash and Cash Equivalents - Braskem Idesa e TQPM	**42**	**64**	**278**	***-34%***	***-85%***
in US$	42	64	278	*-34%*	*-85%*
(-) Exclusive Cash to Alagoas	**25**	**26**	**19**	***-4%***	***29%***
in R$	25	26	19	*-4%*	*29%*
(-) Reserve Accounts[1]	**22**	**-**	**-**	***n.a.***	***n.a.***
in R$	22	-	-	*n.a.*	*n.a.*
(-) Cash and Cash Equivalents (Ex-Braskem Idesa, TQPM and Alagoas)	**2,067**	**1,309**	**2,419**	***58%***	***-15%***
in R$	460	456	844	*1%*	*-45%*
in US$	1,607	853	1,575	*88%*	*2%*
(=) Net Debt	**7,362**	**7,112**	**6,170**	***4%***	***19%***
in R$	302	355	(169)	*-15%*	*n.a.*
in US$	7,060	6,757	6,339	*4%*	*11%*
(+) Global Agreement	**122**	**123**	**106**	***0%***	***15%***
in R$	122	123	103	*0%*	*19%*
in US$	-	-	4	*n.a.*	*-100%*
(=) Adjusted Net Debt	**7,484**	**7,235**	**6,276**	***3%***	***19%***
Recurring EBITDA (LTM)	**508**	**490**	**845**	***4%***	***-40%***
Adjusted Net Debt/Recurring EBITDA (LTM)	**14.74x**	**14.76x**	**7.42x**	***0%***	***99%***

[2]Regarding reserve accounts linked to the fulfilment of contractual obligations.

32

EARNINGS RELEASE 4Q25 and 2025

Rating

In December 2025, Fitch Ratings downgraded Braskem's global credit rating to ‘CC’ and its national rating to ‘CC(Bra)’

CORPORATE CREDIT RATING - GLOBAL SCALE
Agency	Rating	Outlook	Date
FITCH	CC	-	12/30/2025
S&P	CCC-	Negative	9/26/2025

CORPORATE CREDIT RATING - NATIONAL SCALE
Agency	Rating	Outlook	Date
FITCH	CC (bra)	-	12/30/2025
S&P	brCCC-	Negative	9/26/2025

6.	STRATEGY

Braskem remains focused on implementing the initiatives set forth in its Global Resilience and Transformation Program, considering the significant impacts resulting from the prolonged downturn cycle affecting the entire industry and the Brazilian chemical sector. In this regard, the Company has adopted measures aimed at sustainable value creation.

FINANCIAL RESILIENCE AND HEALTH PROGRAM

Braskem's Resilience Program aims to implement tactical initiatives in the Company's operations and processes and is structured around two pillars: (i) initiatives with impact on short-term EBITDA and short-term cash generation; and (ii) actions to defend the competitiveness of the Brazilian chemical industry.

i.	Initiatives with impact on EBITDA and short-term cash generation: more than 70 action plans have been established globally, totaling more than 700 initiatives, distributed across 6 action fronts, including the institutional agenda.
ii.	Actions to defend the competitiveness of the Brazilian chemical industry: the Brazilian chemical industry, a vital and strategic sector for the country's economic development, is currently facing one of the most challenging environments in its history. The sector's idle capacity rate has reached historic record levels, reflecting the growing international competition resulting from the greater oversupply of products at predatory dumping prices. In this scenario, within the institutional agenda, antidumping measures and incentives capable of ensuring fair competition conditions and preserving the sustainability of the industry in Brazil become important. The following advances stood out during the year:

33

EARNINGS RELEASE 4Q25 and 2025

a. Braskem, together with the Brazilian Chemical Manufacturers' Association (ABIQUIM) and other companies in the Brazilian chemical sector, emphasizes the importance of implementing protection mechanisms for the national industry in order to ensure greater competitive balance. An example is the publication of Federal Law 15.294/25, which establishes the Special Sustainability Program for the Chemical Industry (“PRESIQ”), aimed at promoting the sustainability and competitiveness of the sector through tax incentives, becoming effective from January 2027 to December 2031.

PRESIQ provides for tax credits that can be offset against federal taxes, structured in two modalities:

(i)	Industrial, with financial credits of up to 6% on the acquisition value of eligible feedstock/chemical products, limited to R$ 2.5 billion per year, with clear and defined counterpart obligations; and
(ii)	Investment, with financial credits of up to 3% of gross revenue, limited to the amount of the investment incurred in previously approved projects for expansion or modernization of installed capacity, and capped at R$ 500 million per year, also with a requirement for a minimum allocation to research and development (R&D).

Additionally, on March 20, 2026, Supplementary Law No. 228 was published, providing for the increase of the benefit under the Special Regime for the Chemical Industry (REIQ) from 0.73% to 5.8%. This benefit corresponds to PIS/COFINS credits on feedstock used by the chemical and petrochemical industries, which may be offset against federal taxes. The benefit will have a budget cap of R$ 2 billion for the sector and will be effective from March through December 31, 2026, and, starting in April, will be subject to a 10% reduction, as established in the applicable legislation. For 2026, a sectoral ceiling of R$ 1.1 billion was also established for the use of the incremental credit (“REIQ Investimento”) of 1.5%, tied to the execution of investments.

b. In September, the Executive Management Committee of the Foreign Trade Chamber (GECEX) approved the application of provisional antidumping duties, for a period of up to six months, on imports of PE resins originating from the United States and Canada. This measure was adopted based on investigations that identified dumping practices by foreign producers, with prices significantly lower than those normally practiced in their domestic markets, causing losses to the domestic industry. The process to apply definitive antidumping duties remains underway and aims to restore fair competition conditions, protect local production, and contribute to the sustainability of the Brazilian petrochemical sector. In October 2025, GECEX approved the maintenance, until October 16, 2026, of the 20% import tax rate for PVC, PE, and PP products commercialized by the Company. This measure, part of the List of Temporary Tariff Increases due to Conjunctural Trade Imbalances, helps mitigate the effects of international competition under unfavorable conditions of global product oversupply, promoting greater competitive balance and strengthening the Brazilian production chain.

TRANSFORMATION PROGRAM

With a focus on building a more competitive, resilient and sustainable Braskem, the Transformation Program brings together initiatives that support the perpetuity of the business and is structured around three pillars: (i) naphtha-based optimization; (ii) gas-based expansion and flexibility; and (iii) migration to products with renewable sources.

i.	Naphtha-based optimization: comprises the implementation of the strategy for the naphtha-based assets, aiming for greater profitability and cash generation.

In September 2025, the Company, within the scope of the Transforma Alagoas initiative—which aims to make PVC production more competitive and sustainable—completed the conversion of this unit into a logistics facility dedicated to handling large volumes of ethylene dichloride (EDC), a feedstock used in PVC production. As part of this transformation, chlorine and caustic soda production was temporarily shut down and part of the infrastructure was redirected to logistics operations, expanding flexibility and industrial integration.

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ii.	Gas-based expansion and flexibility: (i) enabling projects to increase gas-based capacity (ethane/propane/HLR); (ii) expansion of the flexibility of petrochemical complexes in Brazil; and (iii) assurance of operational stability through stable supply and receipt of feedstock.

This pillar includes the Transforma Rio project, announced in February 2025, which aims to expand the capacity of the Rio de Janeiro petrochemical complex by 220 thousand tons of ethylene per year and equivalent volumes of PE. On October 24, 2025, the approval for the investment by Braskem's Board of Directors was announced. The total estimated investment value is approximately R$4.2 billion, which may vary by up to 30% given the current stage of maturity of the project. The implementation of the Project, to conclude by late 2028, is subject to the procurement of supplementary financing, over and above the funds already approved under the REIQ Investments program for 2025 and 2026. The estimate is that about 80% of the project will be disbursed starting in 2027.

iii.	Migration to renewables: the goal is to expand its production capacity to 1 million tons per year by 2030.

Among the ongoing initiatives, the following stand out: (i) the Sustainea joint venture, in partnership with Sojitz, which is evaluating the construction of plants for the production of renewable monoethylene glycol (‘bioMEG’) and renewable monopropylene glycol (‘bioMPG’), currently in the scope development and engineering phase. Key milestones include strategic agreements that enabled access to proprietary processes for bioMEG production and specialized technical support throughout the project; (ii) the Braskem Siam joint venture, in partnership with SCG Chemicals, which is assessing the construction of the first green ethylene plant outside Brazil, in Thailand. The project progressed in 2025 during the detailed engineering phase, along with advances related to ethanol supply agreements with local players. The final investment decision (FID) is expected by the end of 2026 and represents an important step in the implementation of the Company’s first industrial complex in Asia.

7.	CAPITAL MARKETS
7.1	STOCK PERFORMANCE

On December 31, 2025, Braskem’s shares were quoted at R$7.89/share (BRKM5) and US$2.95/ADR (BAK). The Company’s shares are listed on Level 1 corporate governance segment of B3 – Brasil, Bolsa e Balcão and are traded on the New York Stock Exchange (NYSE) through Level 2 American Depositary Receipts (ADRs), where each Braskem ADR (BAK) corresponds to two class “A” preferred shares issued by the Company. Braskem is also listed on the Latibex Stock Exchange in Madrid under the ticker XBRK.

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Stock Performance

160
120
80
40
0
+34%
-23%
-32%
-33%
jan/25
mar/25
may/25
jul/25
Sep/25
nov/25
jan/26
IBOV
BRKM5
BRKM3
BAK

Source: Bloomberg

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7.2	PERFORMANCE OF CORPORATE DEBT SECURITIES

8.	LIST OF ANNEXES
8.1	PETROCHEMICAL SPREADS

BRAZIL/SOUTH AMERICA

•	PE Spread[7]: lower compared to 3Q25 (-14%).
○	PE prices in the United States were lower (-10%) compared to 3Q25, mainly impacted by the increase in supply during the previous quarter, resulting in higher inventory levels in the region during the period.
○	ARA naphtha prices were lower (-7%) compared to 3Q25, explained by the lower oil price (-8%) driven mainly by reduced demand during the period.
○	Compared to 4Q24, the spread was lower (-10%), mainly due to lower PE prices in the United States (-14%), explained by the increase in global PE supply.
•	PP Spread[8]: lower compared to 3Q25 (-11%).
o	PP prices in Asia were lower (-8%) compared to 3Q25, mainly explained by lower regional demand due to economic uncertainties, combined with increased supply resulting mainly from new production capacities coming online in China during the period.
o	ARA naphtha prices were lower (-7%) compared to 3Q25, as previously mentioned.
o	Compared to 4Q24, the spread was lower (-12%), mainly explained by the lower PP price (-15%).
•	Par PVC Spread[9]: lower compared to 3Q25 (-12%).
○	PVC prices decreased compared to 3Q25 (-6%), mainly impacted by lower demand due to seasonality, combined with higher inventory levels along the chain.
○	EDC prices were lower compared to the previous quarter, mainly due to (i) lower demand for PVC, as mentioned above; and (ii) higher freight rates to Asia resulting from logistical constraints related to year-end seasonality.
○	Compared to 4Q24, the PVC spread was lower (-13%), mainly impacted by the decrease in PVC prices (-13%), as previously noted.

7 (U.S. PE price – ARA naphtha price) * 82% + (U.S. PE price – 50% U.S. ethane price – 50% U.S. propane price) * 18%.

8 Asia PP price – ARA naphtha price.

9 PVC price: Asia PVC – (0.832 U.S. EDC + 0.23 EU Ethylene).

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•	Spreads on Main Chemicals[10]: lower compared to 3Q25 (-9%).
○	The price of the main chemicals was lower (-8%) compared to the previous quarter, mainly due to the lower price of propylene in the U.S. (-15%), explained by the increased supply, given the higher inventory levels since 2022; (ii) gasoline (-13%), due to increased supply explained by higher inventory levels during the period; and (iii) butadiene (-15%), explained by the oversupply of the product.
○	Compared to 4Q24, the main chemicals spread was lower (-3%), mainly due to reductions in gasoline (-8%), benzene (-16%), butadiene (-38%) and Propylene (- 26%) prices, partially offset by lower naphtha prices (-17%).

UNITED STATES AND EUROPE

•	PP Spreads US11: remained in line compared to 3Q25.
○	PP prices were lower (-9%) compared to 3Q25 due to the lower Propylene price in the United States (-15%), mainly explained by: (i) higher supply resulting from normalized utilization rates in the region; and (ii) lower demand due to seasonality.
○	Compared to 4Q24, the spread remained in line.
•	PP Spreads Europe[12]: lower (-33%) compared to 3Q25.
○	The PP price in Europe decreased (-6%), mainly due to increased supply in the region supported by higher import volumes, partially offset by lower Propylene prices (-2%), explained by higher supply driven by increased production levels.
○	Compared to 4Q24, the spread was lower (-56%), mainly impacted by: (i) lower PP prices in Europe (-9%); and (ii) stable Propylene prices.

MEXICO

•	PE Spread North America[13]: lower compared to 3Q25 (-14%).
○	PE prices in the United States were lower compared to the previous quarter (-8%), mainly impacted by (i) the normalization of production levels following the completion of Braskem Idesa’s scheduled shutdown.
○	Ethane prices were higher (+15%) compared to 3Q25, mainly explained by higher natural gas demand related to the winter season.
○	Compared to 4Q24, the spread was lower (-20%), mainly impacted by: (i) lower PE prices in the United States (-13%); and (ii) higher ethane prices in the United States (+21%), as mentioned above.

8.2	RESIN SALES BY SECTOR

Resin sales by sector (%) | Brazil/South America segment

10 Average price of main chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), cumene (5%), benzene (20%), paraxylene (5%), gasoline (25%) and toluene (5%), according to Braskem’s sales volume mix) – ARA naphtha price.

11 U.S. PP price – U.S. Propylene

12 EU PP price – EU Propylene

13 U.S. PE price – U.S. ethane

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Resin sales by sector (%) | Mexico segment

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8.3	UPDATES ABOUT ALAGOAS

In May 2019, the Geological Survey of Brazil (“CPRM”) issued a report, indicating that the geological phenomenon identified in certain neighborhoods of the municipality of Maceió, Alagoas, could be related to the rock salt well exploration activities developed by Braskem. The salt mining operation, from this moment on, was fully ended by the Company.

Since then, the Company has been devoting its best efforts to understand the geological event, its possible effects on surfaces, stability of rock salt cavities and in carrying out precautionary measures to ensure public safety. The results arising from the understanding of the geological phenomenon are being shared with the Brazilian National Mining Agency (“ANM”) and other pertinent authorities.

As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including the following agreement in progress:

i)	Instrument of Agreement to Support the Relocation of People in Risk Areas (“Agreement for Compensation of Residents"), entered into with State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), with the second amendment to the Agreement being related to the map issued in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem to the population in the areas of the Civil Defense Map. Following ratification by the courts of the Agreement for Compensation of Residents, the Public-Interest Civil Action for Resident Reparation was dismissed;

ii)	Instrument of Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as “Agreement for Socio-Environmental Reparation”), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible socio-environmental impacts and damages arising from salt mining in the Municipality of Maceió. Following ratification by the courts of this agreement, the Public-Interest Civil Action for Socio-environmental Reparation was dismissed;

iii)	Instrument of Agreement for Implementation of Socioeconomic Measures for the Requalification of the Flexal Area (“Flexal Agreement”) entered into with MPF, MPE, DPU and the Municipality of Maceió and ratified on October 26, 2022 by the 3rd Federal Court of Maceió, which establishes the adoption of requalification actions in the Flexais region, compensation to the Municipality of Maceió and indemnities to the residents of this location;

iv)	Instrument of Global Agreement with the Municipality of Maceió (“Instrument of Global Agreement”) ratified on July 21, 2023 by the 3rd Federal Court of Maceió, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS); and

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v)	Instrument of Agreement with the State of Alagoas (“State Agreement”), executed on November 10, 2025, which provides, among other terms: (a) a total amount of R$ 1.2 billion as compensation, indemnification, and/or reimbursement to the State of Alagoas for the full reparation of all material and non-material damages suffered by the State; (b) grants the Company a full release from any liability for damages arising from and/or related to the geological event in Alagoas, including the dismissal of the State of Alagoas’ Action for Damages. Of the R$ 1.2 billion established in the State Agreement, R$ 139 million (on an updated basis) had already been paid. The remaining balance must be paid in 10 adjusted variable annual installments, mainly after 2030, considering the Company’s payment capacity.

The Company's Management, based on its assessment and that of its external advisers, taking into account the short and long-term effects of technical studies prepared, available information, and the best estimate of expenses for implementing the measures related to the geological event in Alagoas, presents the following changes to the provision in the fiscal years ended December 31, 2025, and 2024:

Balance of the Alagoas geological event's provision (R$ million)	4Q25	3Q25	2025	2024
Balance at the beginning of the period	3,784	4,670	5,570	5,240
Provision Additions (Reversal)[14]	(51)	510	320	2,237
Payments and Reclassifications[15]	(318)	(1,404)	(2,594)	(2,052)
Realization of present value adjustment	88	8	207	145
Balance at the end of the period	3,503	3,784	3,503	5,570

The total amounts disbursed since the beginning of the actions related to the geological event in Alagoas through the period ended December 31, 2025, are segregated among the following areas of activity:

Provision by work front (R$ million)	Accumulated provision	Payments and reclassifications		Realization of present value adjustment	Provision balance
a. Support for relocating and compensating	5,091	(5,035)		137	192
b. Actions for closing and monitoring the salt cavities, environmental actions and other technical matters	5,238	(3,853)		345	1,730
c. Social and urban measures	1,872	(1,280)		201	793
d. Additional measures	5,807	(5,157)	*	137	788
Total	18,008	(15,325)		820	3,503
*Includes the Instrument of Global Agreement with the Municipality of Maceió and the State Agreement.

a)	Support for relocation and compensation: Refers to initiatives to support relocation and compensation of the residents, business and real state owners of properties located in the Civil Defense Map, including indemnifications that require special measures for relocation, such as hospitals, schools and public equipment, either pertaining to private entities or the government.

These actions have a provision of R$ 192 million (2024: R$ 997 million) comprising expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation, negotiation of individual agreements for financial compensation and indemnities related to establishments that require special measures for their relocation.

14 The variation in the provision for the fiscal year ended December 31, 2025 mainly refers to the signing of the Instrument of Agreement with the State of Alagoas in 3Q25, the reversals resulting from updated cost estimates for the action fronts undertaken in Alagoas, and the update of the present value adjustment due to the remeasurement of the discount rate and revised estimates of disbursements over the years. In the fiscal year 2024, the variation in the provision was mainly caused by the update of cost estimates related to the closing of mining areas, the implementation and advancement in the maturity of projects, and initiatives and programs present in Alagoas, and includes inflation/foreign exchange adjustment of R$ (4) reported under Financial expenses.

15 Of the amount at the end of 4Q25, R$ 1.3 billion refers to payments made and reclassifications of R$ 1.2 billion to Other liabilities, which totals a balance of R$ 1.4 billion referring to accounts payable for the Geological event in Alagoas.

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By December 31, 2025, 99.9% of the residents from the total residential, commercial, and mixed-use properties had already been relocated. A total of 19,201 proposals were presented (99.9% of the total submitted). Additionally, 19,131 financial compensation proposals were accepted (99.6% of the total submitted), and 19,118 were paid (99.5% of the total submitted). Under the Financial Compensation and Relocation Support Program (PCF), more than R$ 4.2 billion had been disbursed in financial compensation, temporary assistance, and attorneys’ fees from the start of the program through the end of December 2025.

b)	Actions for closing and monitoring the salt cavities, environmental actions and other technical matters: Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing mining areas:
i)	18 cavities are expected to be filled with solid material with priority. To date, 6 cavities have already been filled (cavities 04, 07, 11, 17, 19, and 25) with sand, 4 cavities reached the technical filling limit (cavities 03, 15, 16, and 27), 6 cavities are in the filling process (cavities 03, 15, 16, and 27), and 2 cavities (cavities 29 and 34) are in the preparation and planning activities;
ii)	6 cavities were naturally filled and, therefore, do not indicate the need for additional measures to date;
iii)	11 cavities remain within the salt layer and suitable for pressurization. By the end of 2024, the Company based on the technical note issued by expert consultancy, considered the recommendation of filling these pressurized cavities with solid material, in the long term, over the course of several years to decades, and after the completion of the current filling plan, with the purpose of to achieve a maintenance-free state for the 35 cavities, suitable for the final closure of the field.

Note that any need for additional actions is assessed on an ongoing basis by the Company and are based on technical studies prepared by external specialists, whose recommendations may be updated periodically according to the changes in the geological event and knowledge obtained, being submitted to competent authorities and following the execution timeframe agreed under the mine closure plan, which is public and regularly revaluated with ANM. Subsidence is a dynamic process occurring in the area outlined by the priority action lines map and should continue to be monitored during and after the actions envisaged in the closure plan. The results of the monitoring activities will be important to assess the need for potential future actions, with a focus on security and monitoring of stability in the region. Any potential future actions may result in significant additional costs and expenses that may differ from current estimates and provisions.

The provisioned amount of R$ 1,730 million (2024: R$ 2,607 million) to implement the actions for closing and monitoring the salt cavities, environmental actions and other technical matters was calculated based on currently known techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may change based on new information, such as: the results of monitoring of the cavities, the progress of implementing the plans to close mining areas, possible changes that may be required in the environmental plan, the monitoring of the ongoing measures and other possible natural alterations.

Regarding environmental actions, in compliance with the Agreement for Socio-environmental Reparation, Braskem continues implementing the actions established in the environmental plan approved by the MPF and sharing the results of its actions with the authorities. As one of the results of the collapse of cavity 18, occurred in December 2023, as agreed in the Socio-Environmental Reparation Agreement, the specific Environmental Diagnosis and Environmental Plan to evaluate potential impacts caused by the collapse of said cavity, conducted by specialized firm, were completed. The report was acknowledged by the Federal Prosecution Service (MPF) in February 2026, and the action plan remains ongoing.

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c)	Social and urban measures: Refers to actions to implement social and urban measures under the Agreement for Socio-environmental Reparation signed on December 30, 2020 for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and related to urban mobility o date, of the 11 projects defined for urban mobility, 6 have been completed (Sistema Chã da Jaqueira, Ladeira Santa Amélia, Rua Marquês de Abrantes, the side road of Av. Menino Marcelo, the Binário da Ladeira do Calmon, and the Intelligent Traffic Signal and Video-Monitoring System, which is in assisted operation), 3 are underway (side roads of Av. Durval de Goes Monteiro – Phase 2, the connection between Av. Durval de Goes and Av. Menino Marcelo, and the Camerino System – North Connection), and the remaining 2 are in the planning stage. Regarding actions in the vacated areas, the Mutange Slope Stabilization project has been completed. Other actions, such as construction of a drainage system in the affected area, are ongoing, with completion scheduled for the fourth quarter of 2026. Other activities related to demolitions had reached 64.9% of the total area to be demolished (76% in number of properties) by the end of December 2025. In addition, the Company maintains neighborhood-care actions, including property security, waste management, and pest control. With respect to the Socio-Urban Actions Plan (PAS), of the 44 planned actions, which may be modified as defined with the authorities, 35 are Braskem’s responsibility (2 completed and 8 in progress) and 9 are the responsibility of the Municipality of Maceió, funded by the Company. The current provision balance is R$793 million (2024: R$1.1 billion).
d)	Additional measures: Refers to actions related to: (i) initiatives arising from the Technical Cooperation Instruments executed by the Company; (ii) expenses related to communication, compliance, legal matters, among others; (iii) additional support measures for the region and maintenance of the areas, including requalification actions and compensation allocated to the Flexais region; and (iv) other matters classified as present obligations for the Company, even if not yet formalized. With regard to the Flexais Urban Integration and Development Project, progress was made in the payment process for resident compensation (Financial Support Program – PAF), in which, as of December 31, 2025, 1,841 proposals had been submitted (99.9% of the total) and 1,836 payments had been completed (99.7% of the proposals). The objective of the project is to promote access to essential public services and foster the local economy of the Flexais region, aiming to resolve the area’s socioeconomic isolation. Of the 23 actions established in the project, 14 have been implemented (6 with continuous implementation and 8 fully completed), 7 are underway, and 2 are scheduled to begin in the coming months. The current balance of the additional measures described in this item totals R$788 million (2024: R$825 million).

On November 10, 2025, Braskem and the State of Alagoas entered into the State Agreement, providing for a total payment of R$1.2 billion, of which R$139 million (on an updated basis) had already been paid. The balance must be paid in 10 adjusted variable annual installments, mainly after 2030. The Company had previously recorded a provision of R$467 million for compensation of property damages to the State of Alagoas. The State Agreement establishes compensation, indemnification and/or reimbursement to the State of Alagoas for the full reparation of all property and non-property damages at the state level and grants the Company full discharge from any damages arising from and/or related to the geological event in Alagoas, including the termination of the State of Alagoas’ indemnification lawsuit.

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The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method and the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; and possible studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents and other new developments in the matter.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, are in progress, and additional measures may become necessary and will be implemented as part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

The Company has been making progress in negotiations with private entities and government authorities about other indemnification claims, deepening its understanding, which may lead to future agreements. Although future disbursements may occur as a result of said negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or their scope and the total associated costs in addition to those already provisioned for.

On May 21, 2024, the final report of the Parliamentary Investigative Committee ("CPI"), set up by the Senate on December 13, 2023, was approved, with the purpose of investigating the effects of the Company's socio-environmental legal liability related to the geological event in Alagoas. On this date, the aforementioned CPI was declared closed, with the subsequent submission of the final report to the appropriate institutions.

There are also administrative proceedings related to the geological event in Alagoas in progress before the Federal Accounting Court ("TCU") and the Securities and Exchange Commission of Brazil ("CVM").

In October 2025, the MPF filed charges based on the final report of the Federal Police from October 2024. The Company reaffirms that it is, and has always been, available to the authorities and will provide its statements at the appropriate time in the legal proceedings.

Furthermore, it is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of infraction or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipality or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated.

Consequently, the Company cannot eliminate the possibility of future developments related to all aspects of the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ significantly from its estimates and provisions.

For more information, please check explanatory note 23 ("Geological event – Alagoas") of the consolidated and individual Financial Statements as of December 31, 2025.

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8.4	CONSOLIDATED INCOME STATEMENT

8.5	CONSOLIDATED RECURRING EBITDA CALCULATION

8.6	RECURRING EBITDA BY SEGMENT

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8.7	INDICATORS

Indicators US$ million	4Q25 (A)	3Q25 (B)	4Q24 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Operating					
Recurring EBITDA	109	150	102	-27%	7%
EBITDA Margin[1]	4%	5%	3%	*0 p.p.*	*2 p.p.*
SG&A/Net Revenue (%)	8%	7%	8%	*1 p.p.*	*0 p.p.*
Financial[2]					
Adjusted Net Debt	7,484	7,235	6,276	3%	19%
Adjusted Net Debt/Recuring EBITDA (LTM)[3]	14.74x	14.76x	7.42x	0%	99%
Recurring EBITDA (LTM)/Interest Paid (LTM)	0.87	0.89	1.49	-2%	-41%
Company Valuation					
Share Price (Final)[4]	1.4	1.2	1.9	16%	-23%
Shares Outstanding (Million)[5]	797	797	797	0%	0%
Market Cap	1,143	985	1,491	16%	-23%
Adjusted Net Debt	9,402	9,091	7,901	3%	19%
Braskem	7,484	7,235	6,276	3%	19%
Braskem Idesa (75%)	1,918	1,856	1,625	3%	18%
Enterprise Value (EV)[6]	11,440	11,060	10,368	3%	10%
Recurring EBITDA LTM	589	553	1,044	6%	-44%
Braskem	508	490	845	4%	-40%
Braskem Idesa (75%)	82	63	199	29%	-59%
EV/Recurring EBITDA LTM	19.4x	20.0x	9.9x	-3%	96%
FCF Yield (%)	-114%	-120%	-38%	*7 p.p.*	*-76 p.p.*
TSR (%)[7]	16%	-26%	-49%	*42 p.p.*	*65 p.p.*

[1]It considers the Recurring EBITDA in relation to net revenue

[2]Does not consider Net Debt, Recurring EBITDA and Interest Paid of Braskem Idesa

[3]For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating consider the hybrid bond with a 50% equity treatment

[4]Considers the final share price adjusted for earnings

[5]Does not consider shares held by treasury

[6]It considers the provision related to the geological event of Alagoas

[7]It considers TSR from the quarter

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8.8	CONSOLIDATED BALANCE SHEET

ASSETS (R$ million)	Dec/25 (A)	Sep/25 (A)	Change (A)/(B)
Current	**30,448**	**26,273**	**16%**
Cash and Cash Equivalents	10,501	6,663	*58%*
Marketable Securities/Held for Trading	1,336	745	*79%*
Accounts Receivable	3,455	3,114	*11%*
Inventories	10,421	12,649	*-18%*
Recoverable Taxes	2,703	1,183	*128%*
Prepaid expenses	496	849	*-42%*
Derivatives	365	259	*41%*
Other Assets	1,171	811	*44%*
Non Current	**51,431**	**61,110**	**-16%**
Marketable Securities/ Held-to-Maturity	29	35	*-17%*
Taxes recoverable	3,562	1,762	*102%*
Income Tax and Social Contribution	225	101	*122%*
Deferred Income Tax and Social Contribution	1,557	13,244	*-88%*
Derivatives	501	281	*78%*
Other Assets	537	537	*0%*
Investments	494	518	*-5%*
Property, Plant and Equipament	37,579	37,861	*-1%*
Intangible Assets	3,063	3,035	*1%*
Assets right of usage	3,884	3,736	*4%*
Total Assets	**81,879**	**87,383**	**-6%**

LIABILITIES AND SHAREHOLDERS' EQUITY (R$ million)	Dec/25 (A)	Sep/25 (A)	Change (A)/(B)
Current	**40,218**	**22,352**	**80%**
Suppliers	13,177	13,872	*-5%*
Financing and Debentures	8,268	1,803	n.a.
Braskem Idesa Financing	12,504	259	*n.a.*
Derivatives	331	217	*53%*
Salary and Payroll Charges	810	894	-9%
Taxes Payable	475	550	*-14%*
Income Tax and Social Contribution	3	3	0%
Sundry Provisions	711	670	6%
Other payables	1,930	1,787	8%
Provision - geological event in Alagoas	1,107	1,421	*-22%*
Lease	902	876	3%
Non Current	**58,163**	**68,204**	**-15%**
Financing and Debentures	43,553	42,917	*1%*
Braskem Idesa Financing	1,803	13,248	*-86%*
Derivatives	497	284	*75%*
Taxes Payable	62	217	n.a.
Provision - geological event in Alagoas	2,396	2,363	*1%*
Loan to non-controlling shareholders of Braskem Idesa	1,037	984	5%
Deferred Income Tax and Social Contribution	1,469	1,018	*44%*
Post-employment Benefit	506	551	-8%
Legal provisions	922	864	*7%*
Sundry Provisions	1,213	1,159	*5%*
Other payables	1,456	1,449	0%
Lease	3,249	3,150	*3%*
Shareholders' Equity	**(16,502)**	**(3,173)**	**n.a.**
Capital	8,043	8,043	*0%*
Capital Reserve and treasury shares	11	8	*38%*
Profit Reserves	-	-	*n.a.*
Goodwill on acquisition of subsidiary under common control	(488)	(488)	*0%*
Other results	189	2,525	*-93%*
Retained Earnings (Accumulated Losses)	(23,902)	(13,621)	*75%*
Company's Shareholders	**(16,147)**	**(3,533)**	**n.a.**
Noncontrolling Shareholder Interest in Subsidiaries	(355)	360	*n.a.*
Total Liabilities and Shareholders' Equity	**81,879**	**87,383**	**-6%**

48

EARNINGS RELEASE 4Q25 and 2025

8.9	CONSOLIDATED CASH FLOW

49

EARNINGS RELEASE 4Q25 and 2025

8.10	BRASKEM IDESA INCOME STATEMENT

8.11	BRASKEM IDESA BALANCE SHEET

50

EARNINGS RELEASE 4Q25 and 2025

8.12	BRASKEM IDESA CASH FLOW

51

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.